Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities of the Company in Hong Kong, the United States or elsewhere, nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract or invitation to subscribe for securities, and is provided for information only. The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession the information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdictions. Securities referred to in this announcement have not been issued, registered in accordance with any securities laws and regulations or allowed to be offered to public or to circulate in Hong Kong, the United States, or elsewhere. No representation is made that any such securities will be issued or so registered or allowed to be offered to the public or circulated in Hong Kong, the United States or elsewhere. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption from registration under the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the issuer and its management, as well as financial statements.

This rights offering is made for the securities of a foreign company. The rights offering is not made in the United States or to any of the holders of the American Depositary Shares that are listed for trading on the NYSE American. This document is neither an offer to sell nor a solicitation of an offer to buy any of the Company’s securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

Forward Looking Statements

All statements contained in the announcement other than statements of historical fact, including statements regarding the Company’s future results of operations and financial position, the Company’s business strategy and plans and the Company’s objectives for future operations, are “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and the safe harbor in Section 27A and 21E of the Securities Act and the Securities Exchange act of 1934, respectively. You can identify some of these forward looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely,” “potential,” “continue” or other similar expressions. The Company has based these forward looking statements largely on the Company’s current expectations and projections about future events and trends that the Company believes may affect its financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward looking statements involve various risks and uncertainties and there can be no assurance that the forward looking statements will be achieved.

GRAPHEX GROUP LIMITED

烯 石 電 動 汽 車 新 材 料 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 6128)

(1) PROPOSED SHARE CONSOLIDATION;

(2) PROPOSED CHANGE IN BOARD LOT SIZE;

(3) PROPOSED INCREASE IN AUTHORISED SHARE CAPITAL; AND

(4) PROPOSED RIGHTS ISSUE ON THE BASIS OF THREE (3) RIGHTS SHARES FOR EVERY ONE (1)

CONSOLIDATED SHARE HELD ON THE RECORD DATE ON A NON-UNDERWRITTEN BASIS

Financial Adviser to the Company

Vinco Financial Limited

Placing Agent to the Company	Independent Financial Adviser to
the Independent Board Committee and the Independent Shareholders

PROPOSED SHARE CONSOLIDATION

The Board proposes to implement the Share Consolidation, pursuant to which (i) every five (5) issued and unissued Shares of HK$0.01 each will be consolidated into one (1) Consolidated Share of HK$0.05 each. The Share Consolidation is conditional upon, among other things, the approval by the Shareholders by way of poll at the EGM.

PROPOSED CHANGE IN BOARD LOT SIZE

As at the date of this announcement, the Shares are traded on the Stock Exchange in board lot size of 2,000 Shares. The Board proposes to change the board lot size for trading on the Stock Exchange from 2,000 Shares to 10,000 Consolidated Shares conditional upon the Share Consolidation becoming effective.

PROPOSED INCREASE IN AUTHORISED SHARE CAPITAL

The Board proposes to increase the authorised share capital of the Company from HK$30,000,000 divided into 2,000,000,000 Shares and 1,000,000,000 Preference Shares to HK$100,000,000 divided into 9,000,000,000 Shares (or 1,800,000,000 Consolidated Shares after the Share Consolidation becoming effective) and 1,000,000,000 Preference Shares. Subject to the passing of an ordinary resolution by the Shareholders at the EGM to approve the increase in authorised share capital, the increase in authorised share capital will become effective on the date of the EGM.

PROPOSED RIGHTS ISSUE

The Company proposes to implement the Rights Issue on the basis of three Rights Shares for every one Consolidated Share held on the Record Date at the Subscription Price of HK$0.170 per Rights Share, to raise approximately HK$119.7 million by issuing 704,284,056 Rights Shares to the Qualifying Shareholders.

Assuming full subscription under the Rights Issue, the gross proceeds from the Rights Issue are expected to be approximately HK$119.7 million. The net proceeds from the Rights Issue (after deducting the estimated expenses of approximately HK$4.0 million) are estimated to be approximately HK$115.7 million.

The Company intends to apply the net proceeds from the proposed Rights Issue of approximately HK$115.7 million as follows: as to (i) approximately HK$57.9 million or 50.0% of the maximum net proceeds for the implementation of project in Laixi, the PRC; (ii) approximately HK$34.7 million or 30.0% of the maximum net proceeds for repayment of debts and other interests of the Group; and (iii) approximately HK$23.1 million or 20.0% of the maximum net proceeds as general working capital of the Group. In the event that there is an under-subscription of the Rights Issue, the Company intends that the net proceeds of the Rights Issue will be utilised in proportion to the above uses.

In order to be registered as members of the Company on the Record Date, all transfers of Shares (together with the relevant share certificate(s) and/or instrument(s) of transfer) must be lodged with the Registrar at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong, by no later than the Latest Lodging Time.

WARNING OF THE RISKS OF DEALINGS IN THE SHARES AND THE NIL-PAID RIGHTS SHARES

Shareholders and potential investors of the Company should note that the Share Consolidation is conditional upon the satisfaction of the conditions as set out in the paragraph headed “Conditions of the Share Consolidation” in this announcement. Accordingly, the Share Consolidation may or may not proceed.

The Rights Issue is subject to the fulfilment of conditions including, among other things, the Stock Exchange granting the listing of, and permission to deal in, the Rights Shares in their nil-paid and fully-paid forms. Please refer to the paragraph headed “Conditions of the Rights Issue” in this announcement. If the conditions to the Rights Issue are not fulfilled, the Rights Issue will not proceed.

Any Shareholder or other person dealing in the Shares and/or Rights Shares up to the date on which all the conditions of the Rights Issue are fulfilled will accordingly bear the risk that the Rights Issue may not proceed.

Subject to the fulfilment of conditions, the Rights Issue will proceed on a non- underwritten basis irrespective of the level of acceptance of provisionally allotted Rights Shares. Accordingly, if the Rights Issue is undersubscribed, the size of the Rights Issue will be reduced. Qualifying Shareholders who do not take up their assured entitlements in full and Non-Qualifying Shareholders, if any, should note that their shareholdings in the Company may be diluted, the extent of which will depend in part on the size of the Rights Issue.

Shareholders and potential investors of the Company are advised to exercise caution when dealing in the Shares and/or the Rights Shares. Any Shareholders or other persons contemplating any dealings in the Shares and/or Rights Shares in nil-paid form are recommended to consult their professional advisers.

LISTING RULES IMPLICATIONS

The Rights Issue

In accordance with Rule 7.19A(1) and Rule 7.27A(1) of the Listing Rules, as the Rights Issue will increase the total number of issued Shares of the Company by more than 50% within a 12-month period immediately preceding the date of this announcement (after taking into account the effect of the Share Consolidation), the Rights Issue is conditional upon the minority Shareholders’ approval at the EGM, and any Controlling Shareholders and their respective associates, or where there are no Controlling Shareholders, the Directors (excluding the independent non-executive Directors) and the chief executive of the Company and their respective associates shall abstain from voting in favour of the resolution(s) in relation to the Rights Issue at the EGM.

As at the date of this announcement, the Company does not have any controlling shareholder. Mr. Chan Yick Yan Andross, an executive Director and the Chief Executive Officer of the Company, holds 4,894,000 Shares by himself and 93,716,887 Shares through CYY Holdings Limited, a company wholly owned by him, representing 8.40% of the total issued Shares; Mr. Lau Hing Tat, Patrick, the chairman and an executive Director of the Company, holds 9,892,000 Shares by himself and 46,003,444 Shares through LSBJ Holdings Limited, a company wholly owned by him, representing 4.76% of the total issued Shares and Mr. Qiu Bin, an executive Director of the Company, holds 680,000 Shares by himself representing 0.06% of the total issued Shares. Therefore, Mr. Chan Yick Yan Andross, Mr. Lau Hing Tat Patrick and Mr. Qiu Bin and their respective associates shall abstain from voting in favour of the Rights Issue in accordance with Rule 7.27A(1) of the Listing Rules at the EGM. Apart from the above mentioned, no shareholders shall abstain from voting in favour of the Rights Issue in accordance with Rule 7.27A(1) of the Listing Rules.

The Rights Issue does not result in a theoretical dilution effect of 25% or more on its own. As such, the theoretical dilution impact of the Rights Issue is in compliance with Rule 7.27B of the Listing Rules.

GENERAL

An Independent Board Committee, comprising all independent non-executive Directors, will be established to advise the Independent Shareholders as to whether the terms of the Rights Issue are fair and reasonable, in the interests of the Company and the Independent Shareholders as a whole, and to advise the Independent Shareholders on how to vote, taking into account the recommendations of the Independent Financial Adviser.

Merdeka Corporate Finance Limited has been appointed to advise the Independent Board Committee and the Independent Shareholders as to whether the terms of the Rights Issue are fair and reasonable, in the interests of the Independent Shareholders as a whole, and to advise the Independent Shareholders on how to vote.

The EGM will be convened and held for the Independent Shareholders to consider and, if thought fit, approve the Share Consolidation, the increase in the authorised share capital of the Company, the Rights Issue and the transactions contemplated thereunder.

A circular including, among other things, (i) details of the Share Consolidation; (ii) details of the increase in authorised share capital; (iii) further information regarding the Rights Issue and the transactions contemplated thereunder; (iv) a letter of recommendations from the Independent Board Committee to the Independent Shareholders in respect of the Rights Issue; (v) a letter of advice from the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders in respect of the Rights Issue; (vi) other information required under the Listing Rules; and (vii) the notice of the EGM will be despatched to the Shareholders on or before Thursday, 9 January 2025 in compliance with the Listing Rules.

PROPOSED SHARE CONSOLIDATION

The Board proposes to implement the Share Consolidation on the basis that every five (5) issued and unissued Shares of HK$0.01 each will be consolidated into one (1) Consolidated Share of HK$0.05 each. To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, as none of the Shareholders or their associates would have material interest in the Share Consolidation, no Shareholder would be required to abstain from voting in favour of the resolution relating to the Share Consolidation at the EGM.

Effects of the Share Consolidation

As at the date of this announcement, the authorised share capital of the Company is HK$30,000,000, comprising of (i) HK$20,000,000 divided into 2,000,000,000 Shares of par value of HK$0.01 each, of which 1,173,806,762 Shares have been allotted and issued as fully paid or credited as fully paid; and (ii) HK$10,000,000 divided into 1,000,000,000 Preference Shares of par value HK$0.01 each, of which 323,657,534 Preference Shares have been issued as fully paid or credited as fully paid. Upon the Share Consolidation becoming effective and assuming that no further Shares and Preference Shares will be allotted and issued or repurchased prior thereto, the authorised share capital of the Company shall become approximately HK$20,000,000 divided into 400,000,000 Consolidated Shares of par value of HK$0.05 each, of which 234,761,352 Consolidated Shares will be in issue and fully paid or credited as fully paid.

Upon the Share Consolidation becoming effective, the Consolidated Shares shall rank pari passu in all respects with each other as a class.

Other than the expenses incurred and to be incurred in relation to the Share Consolidation, the implementation of the Share Consolidation will not alter the underlying assets, business operations, management or financial position of the Company or the proportionate interests or rights of the Shareholders, save for any fractional Consolidated Shares will not be allocated to the Shareholders who may otherwise be entitled.

The Company does not propose any share consolidation on the issued and unissued Preference Shares. Upon the Share Consolidation becoming effective, the number of issued and unissued Preference Shares and their par value shall remain unaffected.

Conditions of the Share Consolidation

The Share Consolidation is conditional upon the following conditions:

(i)	the passing of an ordinary resolution by the Shareholders by way of poll to approve the Share Consolidation at the EGM;

(ii)	the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the Consolidated Shares upon the Share Consolidation becoming effective; and

(iii)	the compliance with all relevant procedures and requirements under the applicable laws of the Cayman Islands and the Listing Rules to effect the Share Consolidation.

Subject to the fulfilment of the conditions of the Share Consolidation, the effective date of the Share Consolidation is expected to be on Thursday, 6 March 2025, being the second Business Day after the fulfilment of the above conditions.

Application of listing of the Consolidated Shares

An application will be made by the Company to the Stock Exchange for the listing of, and the permission to deal in, the Consolidated Shares upon the Share Consolidation becoming effective.

Subject to the granting of listing of, and permission to deal in, the Consolidated Shares on the Stock Exchange upon the Share Consolidation becoming effective, as well as compliance with the stock admission requirements of the HKSCC, the Consolidated Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the commencement date of dealings in the Consolidated Shares on the Stock Exchange or such other date as determined by HKSCC. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second settlement day thereafter. All activities under CCASS are subject to the General Rules of HKSCC and HKSCC Operational Procedures in effect from time to time. All necessary arrangements will be made by the Company for the Consolidated Shares to be admitted into CCASS established and operated by HKSCC.

None of the Shares are listed or dealt in any other stock exchange other than the Stock Exchange, and at the time the Share Consolidation becoming effective, the Consolidated Shares in issue will not be listed or dealt in on any stock exchange other than the Stock Exchange, and no such listing or permission to deal is being or is proposed to be sought.

A supplemental listing application will also be made by the Company to NYSE regarding the Share Consolidation with respect to the ADS.

Fractional entitlement to the Consolidated Shares

Fractional Consolidated Shares, if any, will be disregarded and will not be issued to the Shareholders but will be aggregated and, if possible, sold for the benefit of the Company. Fractional Consolidated Shares will only arise in respect of the entire shareholding of a holder of the Shares regardless of the number of existing share certificates held by such holder.

Exchange of share certificates

Subject to the Share Consolidation having become effective, Shareholders may, during the specified period, submit share certificates for Shares to the Registrar at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong, to exchange, at the expense of the Company, for new share certificates for the Consolidated Shares.

Thereafter, share certificates for Shares will be accepted for exchange only on payment of a fee of HK$2.50 (or such higher amount as may be allowed by the Stock Exchange from time to time) for each share certificate for Shares cancelled or each new share certificate issued for Consolidated Shares, whichever number of share certificates cancelled/issued is higher.

The existing share certificates will only be valid for delivery, trading and settlement purposes for the period up to 4:10 p.m. on Thursday, 10 April 2025, and thereafter will not be accepted for delivery, trading and settlement purposes. However, the existing share certificates will continue to be good evidence of title to the Consolidated Shares on the basis of five (5) Shares for one (1) Consolidated Share.

The new share certificates for the Consolidated Shares will be issued in green colour in order to distinguish them from the existing share certificates in blue colour.

Other securities of the Company

As at the date of this announcement, there are Outstanding Share Options for subscription of an aggregate of 9,677,692 Shares under the 2014 Share Option Scheme.

As at the date of this announcement, the number of shares that may be issued in respect of the share awards granted under the 2023 Share Award Scheme is 14,628,072 Shares.

As at the date of this announcement, the Company has 5,842,311 outstanding convertible notes with aggregate principal value of US$490,000, which was equivalent to approximately HK$3,797,500 at the fixed exchange rate of HK$7.75:US$1 as stipulated in the subscription agreement dated 19 January 2021 with Lexinter International Inc..

As at the date of this announcement, the Company has 89,423,076 warrants outstanding. Each warrant entitles the registered holder the rights to subscribe one Share at the exercise price of HK$0.65 per Share, subject to adjustment, at any time commencing on the grant date.

Pursuant to the JV agreement entered between Graphex Technologies, LLC (“Graphex Tech”) and Emerald Energy Solutions LLC (“EES”) in relation to the JV formation on 30 May 2022, EES has granted Graphex Tech a conditional call option (the “Call Option”) for purchasing 30 JV units (representing one-third of the JV membership interest) from EES in consideration for 35,000,000 new Shares to be issued by the Company at the issue price of HK$1.10 each (the “Consideration Shares”); and Graphex Tech has granted EES a conditional put option (the “Put Option”) for requiring Graphex Tech to purchase 30 JV units (representing one-third of the JV Membership Interest) from EES in consideration for 35,000,000 Consideration Shares. For details, please refer to the Company’s circular dated 11 November 2022. Issuance of Consideration Share has been approved at EGM held on 20 December 2022. The Call Option and the Put Option will be expired on 22 December 2024.

As at the date of this announcement, 12,901,336 ADS representing a total of 258,026,720 underlying Shares are in issue. Pursuant to the Deposit Agreement, an ADS Holder has the right to surrender the ADS and convert into corresponding Shares which are being held by the Depositary or the custodian in accordance with the provisions of the Deposit Agreement.

Save as abovementioned, as at the date of this announcement, the Company does not have any other derivatives, options, warrants, other securities or conversion rights or other similar rights which are convertible or exchangeable into, any Shares or Consolidated Shares, as the case may be.

PROPOSED CHANGE IN BOARD LOT SIZE

As at the date of this announcement, the Shares are traded on the Stock Exchange in the board lot size of 2,000 Shares. The Board proposes to change the board lot size for trading on the Stock Exchange from 2,000 Shares to 10,000 Consolidated Shares conditional upon the Share Consolidation becoming effective.

Based on the closing price of HK$0.050 per Share (equivalent to the theoretical closing price of HK$0.250 per Consolidated Share) as quoted on the Stock Exchange as at the date of this announcement, (i) the value of each existing board lot of Shares is HK$100; (ii) the value of each board lot of 2,000 Consolidated Shares would be HK$500 assuming the Share Consolidation becoming effective; and (iii) the estimated value per board lot of 10,000 Consolidated Shares would be HK$2,500 assuming that the Share Consolidation and the Change in Board Lot Size becoming effective.

The Change in Board Lot Size will not result in change in the relative rights of the Shareholders.

For the avoidance of doubt, if the Share Consolidation is not approved at the EGM, the proposed Change in Board Lot Size will not become effective and the Shares will continue to be traded on the Stock Exchange in board lot of 2,000 Shares.

ARRANGEMENT ON ODD LOT TRADING AND MATCHING SERVICES

In order to facilitate the trading of odd lots (if any) of the Consolidated Shares arising from the Share Consolidation and the Change in Board Lot Size, a designated broker will be appointed by the Company to provide matching service, on a best effort basis, to those Shareholders who wish to acquire odd lots of the Consolidated Shares to make up a full board lot, or to dispose of their holding of odd lots of the Consolidated Shares. Details of the odd lot arrangement will be set out in the Company’s circular to be despatched to the Shareholders.

Shareholders or potential investors should note that (i) odd lots will be created after the Share Consolidation and the Change in Board Lot Size; (ii) odd lot arrangements do not guarantee successful matching of all odd lots at the relevant market price; and (iii) odd lots might be sold below the market price.

REASONS FOR THE SHARE CONSOLIDATION AND THE CHANGE IN BOARD LOT SIZE

Pursuant to Rule 13.64 of the Listing Rules, where the market price of the securities of the issuer approaches the extremities of HK$0.01 or HK$9,995, the Stock Exchange reserves the right to require the issuer either to change the trading method or to proceed with consolidation or splitting of its securities. Further, the “Guide on Trading Arrangements for Selected Types of Corporate Actions” issued by the Hong Kong Exchanges and Clearing Limited has further stated that (i) the market price of the Shares at a level less than HK$0.10 each will be considered as trading at extremity as referred to under Rule 13.64 of the Listing Rules; and (ii) taking into account the minimum transaction costs for a securities trade, the expected value per board lot should be greater than HK$2,000.

In view of the fact that the share price of the Company has been trading at a price approaching or below HK$0.1 for the past three months, and the closing price of the Shares as at the date of this announcement was HK$0.050 per Share. The value of each existing board lot of 2,000 Shares was HK$100, which was less than HK$2,000. Based on the above, the Board resolved to propose the Share Consolidation and the Change in Board Lot Size, resulting in HK$0.250 per Consolidated Share and HK$2,500 per board lot of 10,000 Consolidated Shares with the view to complying with the trading requirements under the Listing Rules.

The Directors consider that the Share Consolidation will bring about a corresponding upward adjustment in the trading price per Consolidated Share on the Stock Exchange. Furthermore, the Share Consolidation and the Change in Board Lot Size would reduce the overall transaction and handling costs of dealings in the Shares as a proportion of the market value of each board lot, since most of the banks/securities houses will charge a minimum transaction cost for each securities trade.

As at the date of this announcement, the Company has (i) no intention to carry out other corporate actions in the next 12 months which may have an effect of undermining or negating the intended purpose of the Share Consolidation and Change in Board Lot Size; and (ii) does not have any agreement, arrangement, understanding or negotiation (either concluded or in process) on any potential fund-raising activities which will involve issue of shares of the Company and save for the Rights Issue, the Company has no intention or plan to conduct other equity fund-raising activities in the next 12 months upon completion of the Rights Issue. However, if there shall arise any change of the Group’s current circumstances and existing business plans and that the net proceeds from the Rights Issue may not satisfy such upcoming financing needs, the Board does not rule out the possibility that the Company may conduct further equity fund-raising exercises to support such future developments of the Group. The Company will make further announcement(s) in this regard in accordance with the Listing Rules as and when appropriate.

In addition, the Board considers that the Share Consolidation and the Change in Board Lot Size would maintain the trading amount for each board lot at a reasonable level which will increase the attractiveness of investing the Shares from a broader range of institutional and professional investors and thus would help to further broaden the shareholder base of the Company and improve the value of the Shares in the long run.

In view of the above reasons, the Company considers the Share Consolidation and Change in Board Lot Size are justifiable notwithstanding the potential costs and impact arising from the creation of odd lots to Shareholders. Accordingly, the Board is of the view that the Share Consolidation and Change in Board Lot Size are beneficial to and in the interests of the Company and the Shareholders as a whole.

PROPOSED INCREASE IN AUTHORISED SHARE CAPITAL

The Board proposes to increase the authorised share capital of the Company from HK$30,000,000 divided into 2,000,000,000 Shares and 1,000,000,000 Preference Shares to HK$100,000,000 divided into 9,000,000,000 Shares (or 1,800,000,000 Consolidated Shares after the Share Consolidation becoming effective) and 1,000,000,000 Preference Shares. Subject to the passing of an ordinary resolution by the Shareholders at the EGM to approve the increase in authorised share capital, the increase in authorised share capital will become effective on the date of the EGM.

In order to accommodate the future growth of the Group and to provide the Company with greater flexibility to raise funds from the Rights Issue, the Board considers the increase in authorised share capital is in the interests of the Company and the Shareholders as a whole.

PROPOSED RIGHTS ISSUE

The Company proposes to implement the Rights Issue on the basis of three Rights Shares for every one Consolidated Share held on the Record Date at the Subscription Price of HK$0.170 per Rights Share, to raise approximately HK$119.7 million by issuing 704,284,056 Rights Shares to the Qualifying Shareholders. The Rights Issue is only available to Qualifying Shareholders and will not be extended to Non-Qualifying Shareholders:

Rights Issue statistics

Basis of the Rights Issue	:	Three (3) Rights Shares for every one (1)
Consolidated Share held by the Qualifying Shareholders on the Record Date

Subscription Price	:	HK$0.170 per Rights Share

Number of Shares in issue as at the date of this announcement	:	1,173,806,762 Shares

Number of Consolidated Shares in issue upon the Share Consolidation becoming effective	:	234,761,352 Consolidated Shares (assuming there is no further allotment and issue or repurchase of Shares up to the effective date of the Share Consolidation)

Maximum number of Rights Shares	:	704,284,056 Rights Shares (assuming there is no other change in the total number of issued Shares on or before the Record Date)

Aggregate nominal value of the Rights Shares	:	HK$35,214,202.80 (assuming no change in the number of Shares in issue on or before the Record Date)

Total issued shares as enlarged by the Rights Issue (assuming the Rights Issue is fully subscribed)	:	939,045,408 Shares (assuming no change in the number of Shares in issue on or before the Record Date and that no new Shares (other than the Rights Shares) will be allotted and issued on or before completion of the Rights Issue)

Maximum gross proceeds to be raised from the Rights Issue	:	Approximately HK$119.7 million

Assuming there is no change in the number of issued Shares on or before the Record Date, 704,284,056 Rights Shares to be issued pursuant to the terms of the proposed Rights Issue represents (i) 300% of the total number of issued Consolidated Shares upon the Share Consolidation becoming effective; and (ii) approximately 75% of the total number of issued Consolidated Shares upon the Share Consolidation becoming effective and as enlarged by the allotment and issue of the Rights Shares.

The Subscription Price

The Subscription Price is HK$0.170 per Rights Share, which shall be payable in full by a Qualifying Shareholder upon acceptance of the relevant provisional allotment of the Rights Shares or when a transferee of nil-paid Rights Shares applies for the Rights Shares. The Subscription Price represents:

(i)	a discount of approximately 32.00% to the adjusted closing price of HK$0.250 per Consolidated Share (based on the closing price of HK$0.050 per Share as quoted on the Stock Exchange on the Last Trading Day and adjusted for the effect of the Share Consolidation);

(ii)	a discount of approximately 28.27% to the average of the closing prices of approximately HK$0.237 per Consolidated Share based on the average closing price of approximately HK$0.047 as quoted on the Stock Exchange for the 5 consecutive trading days up to and including the Last Trading Day;

(iii)	a discount of approximately 51.73% to the average of the closing prices of approximately HK$0.352 per Consolidated Share based on the average closing price of HK$0.070 as quoted on the Stock Exchange for the 30 consecutive trading days up to and including the Last Trading Day;

(iv)	a discount of approximately 10.53% to the theoretical ex-rights price of approximately HK$0.190 per Consolidated Share based on the closing price of HK$0.250 per Consolidated Share as quoted on the Stock Exchange for the Last Trading Day;

(v)	theoretical dilution effect (as defined under Rule 7.27B of the Listing Rules) represented by a discount of approximately 24.00%, represented by the theoretical diluted price of approximately HK$0.190 per Consolidated Share to the benchmarked price of approximately HK$0.250 per Consolidated Share (as defined under Rule 7.27B of the Listing Rules, taking into account the higher of (i) the closing price of the Shares as quoted on the Stock Exchange on the Last Trading Day and (ii) the average of the closing prices of the Shares as quoted on the Stock Exchange for the five (5) previous consecutive trading days prior to the date of this announcement and adjusted for the effect of the Share Consolidation); and

(vi)	a discount of approximately 51.51% to the consolidated net asset value per Consolidated Share of approximately HK$0.351 (based on the consolidated net asset value of the Company as at 30 June 2024 of approximately HK$329.2 million and the total number of issued Consolidated Shares after the Share Consolidation, which will be 939,045,408).

The Subscription Price was determined by Company with reference to the amount of fund- raising targeted by the Company under the Rights Issue, the market price of the Shares under the prevailing market conditions, the current business performance and financial position of the Group and the reasons for the Rights Issue and the intended use of proceeds as set out in this announcement. The Company therefore intends to raise fund in the range of HK$119.7 million to invest in business development and strengthen the balance sheet position as well as to replenish the general working capital for the Group’s business and operation. Further, as illustrated above, the Subscription Price of HK$0.170 was set at a discount to the recent trading prices of Shares of approximately 51.73% when compared to the average of the closing price of approximately HK$0.352 per Consolidated Shares based on the average closing price of HK$0.070 as quoted on the Stock Exchange for the 30 consecutive trading days up to and including the Last Trading Day. The Company believes that it is necessary and reasonable to set the Subscription Price at a discount to the recent market price of the Shares (taking into account the effect of the Share Consolidation) in order to attract Shareholders and investors to participate in the Rights Issue.

In view of the above, the Directors (excluding the members of the Independent Board Committee whose opinion will be set forth in the circular of the Company after having been advised by the Independent Financial Adviser) consider that the terms of the Rights Issue, including the Subscription Price which has been set at a discount to the recent closing prices of the Shares with an objective to encourage Qualifying Shareholders to take up their entitlements so as to participate in the potential growth of the Company, are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Each Rights Share will have a par value of HK$0.05. The aggregate nominal value of the maximum number of Rights Shares will be HK$35,214,202.80.

Non-underwritten Basis

The Rights Issue will proceed on a non-underwritten basis irrespective of the level of acceptance of the provisionally allotted Rights Shares. In the event the Rights Issue is not fully subscribed, any Rights Shares not taken up by the Qualifying Shareholders will be placed to independent placees under the Compensatory Arrangements. Any Unsubscribed Rights Shares remain not placed under the Compensatory Arrangements will not be issued by the Company and the size of the Rights Issue will be reduced accordingly. There is no minimum amount to be raised under the Rights Issue.

As the Rights Issue will proceed on a non-underwritten basis, the Shareholder who applies to take up all or part of his/her/its entitlements under the PAL(s) may unwittingly incur an obligation to make a general offer for the Shares under the Takeovers Code. Accordingly, the Rights Issue will be made on terms that the Company will provide for the Shareholders to apply on the basis that if the Rights Shares are not fully taken up, the application of any Shareholder (except for HKSCC Nominees Limited) for his/her/its assured entitlement under the Rights Issue will be scaled down to a level which does not trigger an obligation on part of the relevant Shareholder to make a general offer under the Takeovers Code in accordance to the note to Rule 7.19(5) of the Listing Rules.

Status of the Rights Shares

The Rights Shares, when issued and fully paid, will be free from all liens, charges, encumbrances and third-party rights, interests or claims of any nature whatsoever and shall rank pari passu in all respects with the Shares then in issue, including as to the right to receive all dividends and distributions which may be declared, made or paid on or after the date of allotment of the Rights Shares.

Qualifying Shareholders

The Company will send the Prospectus Documents to the Qualifying Shareholders only. For the Non-Qualifying Shareholders, the Company will send copies of the Prospectus to them for their information only, but no PAL will be sent to the Non-Qualifying Shareholders. To qualify for the Rights Issue, a Shareholder must be registered as a member of the Company and not be a Non-Qualifying Shareholder on the Record Date.

Shareholders whose Shares are held by nominee companies (or which are deposited in CCASS) should note that the Board will regard a nominee company (including HKSCC Nominees Limited) as a single Shareholder according to the register of members of the Company. Shareholders with their Shares held by nominee companies (or which are deposited in CCASS) are advised to consider whether they would like to arrange for registration of the relevant Shares in the name of the beneficial owner(s) prior to the Record Date.

In order to be registered as members of the Company on the Record Date, a Shareholder must lodge the relevant transfer(s) of Share(s) (with the relevant share certificates) with the Registrar at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong by no later than the Latest Lodging Time.

The last day of dealing in the Consolidated Shares on cum-rights basis is Thursday, 6 March 2025. The Consolidated Shares will be dealt with on an ex-rights basis from Friday, 7 March 2025.

Qualifying Shareholders who take up their pro-rata entitlement in full under the Rights Issue will not suffer any dilution to their interests in the Company.

Qualifying Shareholders who do not take up the Rights Shares to which they are entitled and Non-Qualifying Shareholders should note that their shareholdings in the Company will be diluted.

Rights of Overseas Shareholders

The Prospectus Documents are not intended to be registered under the applicable securities legislation of any jurisdiction other than Hong Kong. Overseas Shareholders may not be eligible to take part in the Rights Issue as explained below.

In compliance with Rule 13.36(2)(a) of the Listing Rules, the Company have made necessary enquiries regarding the feasibility of extending the Rights Issue to the Overseas Shareholders (if any). If, the Directors consider that it is necessary or expedient not to offer the Rights Shares to the Overseas Shareholders on account either of the legal restrictions under the laws of the relevant place(s) or the requirements of the relevant regulatory body or stock exchange in that (those) place(s), the Rights Issue will not be extended to such Overseas Shareholders.

The Company will send the Prospectus (without the PAL) and a letter explaining the circumstances in which the Non-Qualifying Shareholders are not permitted to participate in the Rights Issue to the Non-Qualifying Shareholders for their information only.

It should be remarked that, if a Shareholder resides outside Hong Kong and/or any other overseas resident (including both individuals and companies) wish to invest in the Rights Shares (whether in nil-paid or fully-paid form), he/she/it shall be responsible for complying with the relevant laws of the relevant territory or jurisdiction. The Company will not be responsible for verifying the legal qualification of such Shareholder and/or resident and thus, should the Company suffer any losses or damages due to non-compliance with the laws of the relevant territory or jurisdiction by any such Shareholder and/or resident, the Company shall not be obliged to issue the Rights Shares (whether in nil-paid or fully-paid form) to any such Shareholder and/or resident, if issuing the Rights Shares (whether in nil-paid or fully-paid form) to them is not compliant with the relevant laws or requirements of the relevant territory or jurisdiction.

Arrangements will be made for Rights Shares which would otherwise have been provisionally allotted to the Non-Qualifying Shareholders to be sold in the market in their nil-paid form as soon as practicable after dealings in the nil-paid Rights Shares commence, if a premium (net of expenses) can be obtained. The proceeds of such sale, less expenses and stamp duty, of more than HK$100 will be paid pro rata to the Non-Qualifying Shareholders. The Company will retain individual amounts of HK$100 or less for the benefit of the Company. Any unsold entitlement of Non-Qualifying Shareholders to the Rights Shares and any Rights Shares provisionally allotted but not accepted by the Qualifying Shareholders will, if possible, be placed by the Placing Agent under the Compensatory Arrangements to investors who (or as the case may be, their ultimate beneficial owner(s)) are not Shareholders and are otherwise Independent Third Parties.

Overseas Shareholders should note that they may or may not be entitled to the Rights Issue. Accordingly, Overseas Shareholders should exercise caution when dealing in the securities of the Company.

Closure of register of members

The register of members of the Company will be closed from Wednesday, 26 February 2025 to Tuesday, 4 March 2025 (both days inclusive) for determining the eligibility of the Shareholders to attend and vote at the EGM. The register of members of the Company will be closed from Tuesday, 11 March 2025 to Monday, 17 March 2025 for determining the Shareholders’ entitlements to the Rights Issue. No transfer of Shares will be registered during the above book closure periods.

Basis of provisional allotment

The basis of the provisional allotment shall be three Rights Shares for every one Consolidated Share in issue and held by the Qualifying Shareholders at the close of business on the Record Date at the Subscription Price payable in full on acceptance and otherwise on the terms and subject to the conditions set out in the Prospectus Documents.

Application for all or any part of a Qualifying Shareholder’s provisional allotment should be made by lodging a duly completed PAL and a cheque or a banker’s cashier order for the sum payable for the Rights Shares being applied for with the Registrar on or before the Latest Time for Acceptance.

Fractional entitlements to the Rights Shares

On the basis of provisional allotment of three Rights Shares for every one Consolidated Share held by the Qualifying Shareholders on the Record Date, no fractional entitlements to the Rights Shares will arise under the Rights Issue.

Arrangement on odd lot trading

In order to facilitate the trading of odd lots (if any) of the Shares arising from the Rights Issue, the Company will arrange odd lot trading services during Thursday, 20 March 2025 to Thursday, 10 April 2025 (both days inclusive). Shareholders who wish to take advantage of this service should contact Cheong Lee Securities Limited at Unit B, 16/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong during office hours (i.e. 9:00 a.m. to 6:00 p.m.) of such period. Shareholders should note that matching of the sale and purchase of odd lots of the Shares is on a best effort basis and successful matching of the sale and purchase of such odd lots is not guaranteed.

Share certificates and refund cheques for the Rights Issue

Subject to the fulfilment of the conditions of the Rights Issue, share certificates for all fully- paid Rights Shares are expected to be posted to those entitled thereto by ordinary post to their registered addresses at their own risk on or before Tuesday, 29 April 2025. If the Rights Issue is terminated, refund cheques in respect of the applications for Rights Shares are expected to be posted on or before Tuesday, 29 April 2025 by ordinary post to the applicants at their own risk.

Procedures in respect of the Unsubscribed Rights Shares and the Compensatory Arrangements

Pursuant to Rule 7.21(1)(b) of the Listing Rules, the Company must make arrangements to dispose of the Unsubscribed Rights Shares by offering the Unsubscribed Rights Shares to independent placees for the benefit of the Shareholders to whom they were offered by way of the rights. There will be no excess application arrangements in relation to the Rights Issue as stipulated under Rule 7.21(1)(a) of the Listing Rules.

The Company entered into the Placing Agreement with the Placing Agent in relation to the placing of the Unsubscribed Rights Shares to independent placees on a best effort basis. Pursuant to the Placing Agreement, the Company has appointed the Placing Agent to place the Unsubscribed Rights Shares during the Placing Period to independent placees on a best effort basis, and any premium over the Subscription Price for those Rights Shares that is realized will be paid to those No Action Shareholders and Non-Qualifying Shareholders on a pro-rata basis. The Placing Agent will, on a best effort basis, procure, by not later than 4:00 p.m. on Wednesday, 16 April 2025, acquirers for all (or as many as possible) of those Unsubscribed Rights Shares. Any Unsubscribed Rights Shares which are not placed will not be issued by the Company and the size of the Rights Issue will be reduced accordingly.

Net Gain (if any) will be paid (without interest) to the No Action Shareholders and Non- Qualifying Shareholders as set out below on a pro-rata basis (but rounded down to the nearest cent):

A.	the relevant Qualifying Shareholders (or such persons who hold any nil-paid rights at the time such nil-paid rights are lapsed) whose nil-paid rights are not validly applied for in full, by reference to the extent that Shares in his/her/its nil-paid rights are not validly applied for; and

B.	the relevant Non-Qualifying Shareholders with reference to their shareholdings in the Company on the Record Date.

If and to the extent in respect of any Net Gain, any No Action Shareholders or Non-Qualifying Shareholders become entitled on the basis described above to an amount of HK$100 or more, such amount will be paid to the relevant No Action Shareholder(s) and Non-Qualifying Shareholders in Hong Kong Dollars only and the Company will retain individual amounts of less than HK$100 for its own benefit.

THE PLACING AGREEMENT

Principal terms of the Placing Agreement are summarised as below:

On Tuesday, 3 December 2024 (after trading hours of the Stock Exchange), the Company and the Placing Agent entered into the Placing Agreement, pursuant to which the Placing Agent has agreed to procure Placee(s), on a best effort basis, to subscribe for the Unsubscribed Rights Shares. Details of the Placing Agreement are as follows:

Date	:	Tuesday, 3 December 2024 (after trading hours of the Stock Exchange)

Placing Agent:	:	Cheong Lee Securities Limited

As at the date of this announcement, the Placing Agent and its ultimate beneficial owner(s) are Independent Third Parties

Placing commission	:	The Company shall pay the Placing Agent a placing commission, being 1.5% of the amount which is equal to the Placing Price multiplied by the total number of the Unsubscribed Rights Shares which are successfully placed by the Placing Agent

Placing price	:	The placing price of the Unsubscribed Rights Shares shall be at least equal to the Subscription Price and the final price determination will depend on the demand for and the market conditions of the Unsubscribed Rights Shares during the placement process

Placing period	:	The period from Thursday, 10 April 2025 up to 4:00 p.m. on Wednesday, 16 April 2025, or such other dates as the Company may announce, being the period during which the Placing Agent will seek to effect the Compensatory Arrangements

The Unsubscribed Rights Shares are expected to be placed to investors who (or the case may be, their ultimate beneficial owner(s)) are Independent Third Parties

Condition precedent	:	The obligations of the Placing Agent under the Placing Agreement are conditional upon:

(i)	the Share Consolidation and the increase in authorised share capital becoming effective;

(ii)	the Listing Committee of the Stock Exchange granting the approval for the listing of, and the permission to deal in, the Rights Shares, including the Placing Shares;

(iii)	none of the representations, warranties or undertakings contained in the Placing Agreement being or having become untrue, inaccurate or misleading in any material respect at any time before the completion, and no fact or circumstance having arisen and nothing having been done or omitted to be done which would render any of such undertakings, representations or warranties untrue or inaccurate in any material respect if it was repeated as at the time of completion; and

(iv)	the Placing Agreement not having been terminated in accordance with the provisions thereof.

The Placing Agent shall, on a best efforts basis during the Placing Period, seek to procure placees who (or as the case may be, their ultimate beneficial owner(s)) are Independent Third Parties to subscribe for the Placing Shares and any premium over the Subscription Price for those Rights Shares that is realised will be paid to those No Action Shareholders and Non- Qualifying Shareholders on a pro-rata basis.

The Company will ensure that it will continue to comply at all times with the public float requirement under Rule 8.08 after the Placing and the Rights Issue, after the Placing Period, it is expected that none of the Placees will become a substantial Shareholder. If any of the Placees will become a substantial Shareholder after completion of the Placing and the Rights Issue, further announcement will be made by the Company.

The Compensatory Arrangements are in compliance with the requirements under Rule 7.21(1)(b) under which the No Action Shareholders may be compensated even if they do nothing (i.e. neither subscribe for Rights Shares nor sell their nil-paid rights) given that the Unsubscribed Rights Shares will be first offered to Independent Third Parties and any premium over the Subscription Price will be paid to the No Action Shareholders. The commission payable to the Placing Agent and the related fees and expenses in relation to such placing will be borne by the Company.

The Placing Agent confirms that it is an Independent Third Party. The terms of the Placing Agreement, including the placing commission, were determined after an arm’s length negotiation between the Placing Agent and the Company with reference to the prevailing market rate and the Company considers the terms to be normal commercial terms.

The Company considers that the Compensatory Arrangements will provide a compensatory mechanism for the No Action Shareholders, protect the interest of the Independent Shareholders, and are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Given that the Company has put in place the Compensatory Arrangements as required by Rule 7.21(1)(b) of the Listing Rules, there will be no excess application arrangements in relation to the Rights Issue as stipulated under Rule 7.21(1)(a) of the Listing Rules.

Application for listing of the Rights Shares

The Company will apply to the Stock Exchange for the listing of, and the permission to deal in, the Rights Shares, in both their nil-paid and fully-paid forms. The nil-paid Rights Shares and the fully-paid Rights Shares will be traded in the board lot size of 10,000 Consolidated Shares.

Subject to the granting of the listing of, and permission to deal in, the Rights Shares in both their nil-paid and fully-paid forms on the Stock Exchange as well as compliance with the stock admission requirements of HKSCC, the Rights Shares in both their nil-paid and fully-paid forms will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the commencement dates of the dealings in the Rights Shares in both their nil-paid and fully-paid forms or such other dates as may be determined by HKSCC.

Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of HKSCC and HKSCC Operational Procedures in effect from time to time.

Dealing in the Rights Shares in both their nil-paid and fully-paid forms which are registered in the register of members of the Company in Hong Kong will be subject to the payment of stamp duty, Stock Exchange trading fee, transaction levy, investor compensation levy or any other applicable fees and charges in Hong Kong.

Shareholders are advised to consult their professional advisers if they are in doubt as to the taxation implications of the receipt, purchase, holding, exercising, disposing of or dealing in, the nil-paid Rights Shares or the fully-paid Rights Shares and, regarding Non-Qualifying Shareholders, their receipt of the net proceeds, if any, from sales of the nil-paid Rights Shares on their behalf.

Conditions of the Rights Issue

The Rights Issue is conditional upon:

(a)	the passing by the Shareholders (or the Independent Shareholders, as the case may be) at the EGM of the necessary resolution(s) to approve the Share Consolidation, the increase in authorised share capital, the Rights Issue and the transactions contemplated thereunder (including but not limited to the allotment and issue of the Rights Shares) by no later than the Prospectus Posting Date;

(b)	the Listing Committee of the Stock Exchange granting or agreeing to grant and not having withdrawn or revoked the listing of, and permission to deal in, all the Rights Shares (in their nil-paid and fully-paid forms);

(c)	the delivery to the Stock Exchange and the filing and registration with the Registrar in Hong Kong respectively one duly certified copy of each of the Prospectus Documents duly signed by two Directors (or by their agents duly authorized in writing) as having been approved by resolution of the Directors (and all other documents required to be attached thereto) and otherwise in compliance with the Listing Rules and the Companies (Winding Up and Miscellaneous Provisions) Ordinance not later than the Prospectus Posting Date;

(d)	the posting of the Prospectus Documents to the Qualifying Shareholders by the Prospectus Posting Date and the posting of the Prospectus and a letter in the agreed for to the Non-Qualifying Shareholders, if any, for information purpose only explaining the circumstances in which they are not permitted to participate in the Rights Issue on or before the Prospectus Posting Date; and

(e)	the Placing Agreement not being terminated pursuant to the terms thereof and remain in full force and effect.

None of the above conditions can be waived. If any of the conditions referred to above is not fulfilled by the Latest Time for Termination, the Rights Issue will not proceed.

Undertaking

The Company has not received, as at the date of this announcement, any irrevocable undertaking from any substantial Shareholder of the Company of any intention in relation to the Rights Shares to be provisionally allotted to that Shareholder under the Rights Issue.

AMERICAN DEPOSITARY SHARES

The Rights Issue and the Shares of the Company issuable upon the exercise of such share rights have not been registered under the Securities Act of, or any securities laws of any state in the United States. No securities of the Company may be offered or sold in the United States or to, or for the benefit of, U.S. persons absent registration or an applicable exemption from such registration requirements. As provided in registration statement on Form F-1 that was filed by the Company with the U.S. Securities and Exchange Commission and declared effective on 16 August 2022, and under the terms and conditions of the Deposit Agreement, the Company may exclude the ADS Holders for newly issued Shares. The Company does not intend to offer the Rights Issue to the ADS Holders.

As provided in the Deposit Agreement, the Depositary may to the extent deemed by it to be lawful and practical sell the nil-paid rights and distribute the net proceeds of that sale to the ADS Holders entitled to those proceeds. The Depositary will use reasonable efforts to sell the nil-paid rights in proportion to the number of ADS held by the applicable ADS Holders and pay the net proceeds to such ADS Holders otherwise entitled to the nil-paid rights that were sold, upon an averaged or other practical basis without regard to any distinctions among such ADS Holders because of exchange restrictions or the date of delivery of any ADS or otherwise. The Depositary may enter into any arrangements with the Company or persons acting on behalf of the Company to effect the orderly disposal or such nil-paid rights. To the extent the nil-paid rights are not disposed of, the Depositary shall permit the nil-paid rights to lapse unexercised and the ADS Holders will not be entitled to any compensation or distribution. An ADS Holders that is not a U.S. person that would like to participate in the Rights Issue and invest in the Right Share(s) (whether in nil-paid or fully-paid form) would need to convert their ADS to Shares prior to the record date for the Rights Issue specified in this announcement.

REASONS FOR THE RIGHTS ISSUE AND THE USE OF PROCEEDS

The Company is an investment holding company. The principal activities of the Group are development and processing of graphene products, in particular, graphite anode material for lithium-ion batteries used in electric vehicles, energy storage systems and other applications. The Group is also engaged in landscape architecture and design businesses.

As disclosed in the annual report of the Company for the year ended 31 December 2023, on 19 July 2023 the Company entered into the Cooperation Agreement with the Nanshu Town Government pursuant to which the Company and the Nanshu Town Government intended to have a cooperation in the “Graphite Anode Material Project” in Laixi City Nanshu Town New Material Industrial Park which is situated in Nanshu Town, Laixi City, Shandong Province, the PRC (the “Project”). Subject to obtaining all approval from the PRC government, the Company will set up the factory plants for the manufacturing of lithium-ion battery anode materials in the Park. The Company can apply for the relevant policy subsidies of “Several Preferential Measures for Investment Promotion in Laixi City (Trial)” (Xifa [2023] No. 1) after meeting the relevant requirements. It is estimated that the Company’s total investment will be around RMB1,000 million. The Company intends to fund the first phase of this project by the Group’s internal resources and/or bank borrowings and/or future fund-raising exercise. Pursuant to the announcement dated 10 January 2024, a subsidiary of the Company entered into a lease agreement for the factory buildings for an aggregate term of 10 years for which the total rental payment will be RMB58,872,000 (equivalent to HK$65,936,000) as part of the execution of the cooperation plan under the Project. Pursuant to the announcement dated 18 November 2024, regarding to the updates on the first phase of the Project, the Company obtained the energy permit for the first phase of the Project in August 2024 and is pending for the approval of the environmental permit. However, the Company was informed by the local power supply authorities that the current power supply was not sufficient for the factory use of first phase of the Project. The Company has consulted a local power engineering company regarding this issue and is negotiating with the landlord and Nanshu Town Government about possible remedies. In light of this situation, the first phase of the Project implementation will be delayed. The Company intends to resolve this situation by the end of 2024. In addition, the Company and the Nanshu Town Government planned to conduct another cooperation in promoting the second phase of the Project in Nanshu Town to further promote the development of Nanshu Town’s lithium battery new energy industry. The estimated investment amount of the second phase of the Project is RMB2 billion and the second phase of the Project is mainly engaged in the production and processing of lithium battery anode materials. Being the cooperation partner, the Group shall make investments to the Phase 2 Project and pay taxes to Nanshu Town Government in return. In light of the financial performance of the Group for the year ended 31 December 2023, the Board considers that it is vital for the Group to have access to additional funding and working capital in order to facilitate its future development and maintain its competitiveness in the market.

In addition, as disclosed in the interim report of the Company for the six months ended 30 June 2024, the Group recorded unaudited current liabilities and non-current liabilities of approximately HK$367.8 million and HK$142.2 million respectively, in particular interest- bearing loans of approximately HK$150.1 million to be repayable within one year. As the Group had unaudited cash and cash balances of approximately HK$10.4 million as at 30 June 2024, the Company will be left with very limited cashflow should it use its cash to satisfy the relevant payables. Having considered the prevailing market condition and low level of cash on hand available to the Group, the Directors are of the view that the Rights Issue could provide sufficient funds at no borrowing costs for the Group to make partial repayment of the borrowings and to support the strategic development and general working capital of the Group.

Assuming full subscription under the Rights Issue, the gross proceeds from the Rights Issue are expected to be approximately HK$119.7 million. The net proceeds from the Rights Issue (after deducting the estimated expenses of approximately HK$4.0 million) are estimated to be approximately HK$115.7 million. The estimated net subscription price per Rights Shares after deducting the related expenses of the Rights Issue is expected to be approximately HK$0.164.

The Company intends to apply the net proceeds from the proposed Rights Issue of approximately HK$115.7 million as follows: as to (i) approximately HK$57.9 million or 50.0% of the maximum net proceeds for the implementation of project in Laixi, the PRC; (ii) approximately HK$34.7 million or 30.0% of the maximum net proceeds for repayment of loans and interests of the Group; and (iii) approximately HK$23.1 million or 20.0% of the maximum net proceeds as general working capital of the Group. In the event that there is an under-subscription of the Rights Issue, the net proceeds of the Rights Issue will be allocated and utilised in accordance to the same proportion to the above uses.

The Group is minded to improve its profitability and alleviate the repayment pressure by, among other things, lowering liabilities and finance costs.

The Company has considered (i) placing of new shares; (ii) debt financing; (iii) disposal of assets; and (iv) open offer as fund-raising alternatives in comparison to the Rights Issue. However, placing would only be available to certain placees and debt financing would result in additional finance costs and increase the Group’s liabilities burden. The Board also considered that debt financing cannot address the high gearing ratio of the Group, and the disposal of assets is not a viable solution to the Group due to the absences of liquid and valuable assets that can generate significant cashflow to improve the financial position of the Group within short time interval. On the other hand, the Board considered that the fund-raising by way of the Rights Issue will improve the financial position of the Group immediately. The Board has also considered that open offer is less favorable to the Shareholders compared to the Rights Issue due to the flexibility of the Shareholders being able to sell their entitled nil-paid rights when they do not wish to take up the entitlements under the Rights Issue.

The Rights Issue is an offer to existing Shareholders to participate in the enlargement of the capital base of the Company and enables the Shareholders to maintain their proportionate interests in the Company and continue to participate in development of the Company in the future should they wish to do so. However, those Shareholders who do not participate in the Rights Issue to which they are entitled should note that their shareholding interest in the Company will be diluted.

The Directors consider that, despite any potential dilution impact of the proposed Rights Issue on the shareholding interests of the Shareholders, the terms of the proposed Rights Issue, including the Subscription Price, to be fair and reasonable and in the interests of the Company and the Shareholders as a whole, after taking into account the following factors: (i) the Qualifying Shareholders who do not wish to take up their provisional entitlements under the proposed Rights Issue are able to sell the nil-paid rights in the market; (ii) the proposed Rights issue allows the Qualifying Shareholders an opportunity to subscribe for their pro-rata Rights Shares for the purpose of maintaining their respective existing shareholding interests in the Company at a relatively low price as compared to the historical market price of the Shares; and (iii) the proceeds from the Rights Issue can fulfil the funding needs of the Group.

ADJUSTMENT TO THE OUTSTANDING SHARE OPTIONS UNDER THE 2014 SHARE OPTION SCHEME

According to the rules of the 2014 Share Option Scheme, if there is any alteration in the capital structure of the Company whether by way of, among others, capitalisation of profits or reserves, rights issue, consolidation, reclassification, subdivision or reduction of capital of the Company, while any options remains exercisable, corresponding alteration shall be made to the exercise price and/or the number of Shares to be issued upon exercise of the Outstanding Share Options under the 2014 Share Option Scheme.

The Company will notify the holders of such Outstanding Share Options and the Shareholders by way of announcement (as and when appropriate) regarding adjustments to be made pursuant to the terms of the 2014 Share Option Scheme and such adjustment will be certified by an Independent Financial Adviser or auditors of the Company (as the case may be).

ADJUSTMENT TO THE NUMBER OF SHARES SUBJECT TO A 2023 SHARE AWARD SCHEME

According to the rules of the 2023 Share Award Scheme, if there is any alteration in the capital structure of the Company whether by way of, among others, capitalisation of profits or reserves, rights issue, consolidation, reclassification, subdivision or reduction of capital of the Company, while any awarded shares remain outstanding, corresponding alteration shall be made to the number of Shares subject to a share award.

The Company will notify the holders of such share award and the Shareholders by way of announcement (as and when appropriate) regarding adjustments to be made pursuant to the terms of the share award and such adjustment will be certified by Independent Financial Adviser or auditors of the Company (as the case may be).

ADJUSTMENT TO THE OUTSTANDING CONVERTIBLE NOTES

The Share Consolidation and the Rights Issue will lead to adjustments to be made to the conversion price and/or the number of Shares to be issued upon exercise of the conversion rights under the Outstanding Convertible Notes.

The Company will notify the holder(s) of such Outstanding Convertible Notes and the Shareholders by way of announcement (as and when appropriate) regarding adjustments to be made pursuant to the terms of the Outstanding Convertible Notes.

ADJUSTMENT TO THE OUTSTANDING WARRANTS

The Share Consolidation and the Rights Issue will lead to adjustments to be made to the subscription price of the outstanding warrants may be adjusted in accordance with the terms and conditions of the warrants.

The Company will notify the holder(s) of such outstanding warrants and the Shareholders by way of announcement (as and when appropriate) regarding adjustments to be made pursuant to the terms and conditions of the warrants and such adjustment will be certified by an Independent Financial Adviser or auditors of the Company (as the case may be).

FUND-RAISING ACTIVITIES IN THE PAST TWELVE MONTHS

Save and except for the equity fund-raising activity set out below, the Company had not conducted any other equity fund-raising activities in the past 12 months immediately preceding the date of this announcement:

Date of initial announcement	Equity fund-raising activity	Net proceeds raised (approximately)	Intended use of proceeds	Actual use of proceeds

27 November 2023	Subscription of 100,000,000 new Shares at HK$0.405 per subscription Shares	HK$40.5 million	To set off HK$40.5 million owed by the Company to Tycoon Partners Holdings Limited as holder of a promissory note	Setting off HK$40.5 million owing to Tycoon Partners Holdings Limited at completion of the subscription on 11 December 2023

27 November 2023	Subscription of 8,000,000 new Shares at approximately HK$0.405 per subscription Shares	US$415,000	To set off US$415,000 owed by the Company to Chen Stephen Hing Ming under a loan	Setting off US$415,000 owing to Chen Stephen Hing Ming at completion of the subscription on 11 December 2023

27 November 2023	Subscription of 1,400,000 new Shares at approximately HK$0.418 per subscription Shares	US$75,000	To set off US$75,000 owed by the Company to Redchip Companies Inc. for service provided	Setting off US$75,000 owing to Redchip Companies Inc. at completion of the subscription on 11 December 2023

26 March 2024	Issue of 2,400,000 shares to Maxim Group LLC at HK$0.179 per share	US$55,077 (or HK$429,600)	To set off US$55,077 general consulting and related services to the Company in the United States	Set off US$55,077 general consulting and related services to the Company in the United States. Completion on 8 May 2024

20 June 2024	Subscription of 43,689,383 new Shares at approximately HK$0.125 per subscription Shares	HK$5,461,000	To set off US$700,000 owed by the Company to Chen Stephen Hing Ming under a loan	Setting-off US$700,000 owing to Chen Stephen Hing Ming at completion of the subscription on 28 June 2024

17 October 2024	Placing of 185,480,000 new Shares at approximately HK$0.066 per subscription Shares	HK$12.24 million (gross proceeds); HK$11.97 million (net proceeds)	To be used for the development of the graphene business, repayment of borrowings and general working capital of the Group	Used for the development of the graphene business, repayment of borrowings and general working capital of the Group Completion on 8 November 2024

EFFECTS ON THE SHAREHOLDING STRUCTURE OF THE COMPANY

For illustration purpose only, the following table sets out the possible changes in the shareholding structure of the Shares in the Company arising from the proposed Rights Issue which are for illustrative purpose only.

Set out below is the shareholding structure of the Company (i) as at the date of this announcement; (ii) immediately after the Share Consolidation becoming effective; (iii) immediately after completion of the Share Consolidation and the Rights Issue assuming all Qualifying Shareholders have taken up their respective entitlements of the Rights Issue in full; and (iv) immediately after completion of the Share Consolidation and the Rights Issue assuming none of the Qualifying Shareholders have taken up their respective entitlements of the Rights Shares in full:

	As at the date of this announcement		Immediately after the Share Consolidation becoming effective		Immediately after completion of the Share Consolidation and the Rights Issue assuming all Qualifying Shareholders have taken up their respective entitlements of the Rights Shares in full		Immediately after completion of the Share Consolidation and the Rights Issue assuming none of the Qualifying Shareholders have taken up their respective entitlements of the Rights Shares in full
	Number of Shares	Approximately	Number of Consolidated Shares	Approximately	Number of Consolidated Shares	Approximately	Number of Consolidated Shares	Approximately
Chan Yick Yan Andross	98,610,887	8.40%	19,722,177	8.40%	78,888,708	8.40%	19,722,177	2.10%
PBLA Limited	75,123,669	6.40%	15,024,734	6.40%	60,098,936	6.40%	15,024,734	1.60%
Lau Hing Tat Patrick	55,895,444	4.76%	11,179,089	4.76%	44,716,356	4.76%	11,179,089	1.19%
Qiu Bin	680,000	0.06%	136,000	0.06%	544,000	0.06%	136,000	0.01%

Public Shareholders
Placees	–	–	–	–	–	–	704,284,056	75.00%
Other public Shareholders	943,496,762	80.38%	188,699,352	80.38%	754,797,408	80.38%	188,699,352	20.10%
Total	1,173,806,762	100.00%	234,761,352	100.00%	939,045,408	100.00%	939,045,408	100.00%

Notes:

1.	The percentage figures have been subject to rounding adjustments. Any discrepancies between totals and sums of amounts listed herein are due to rounding adjustments.

2.	Shareholders and public investors should note that the above shareholding scenarios are for illustration purposes only and the actual changes in the shareholding structure of the Company upon completion of the Rights Issue are subject to various factors, including the results of acceptances of the Rights Issue.

Event	Date and Time

Publication of the announcement	Tuesday, 3 December 2024

Expected despatch date of the Circular together with notice of EGM and proxy form for EGM	Thursday, 9 January 2025

Latest time for lodging transfer documents of the Shares to qualify for attendance and voting at the EGM	4:30 p.m. on Tuesday, 25 February 2025

Closure of register of members of the Company for determining the identity of the Shareholders entitled to attend and vote at the EGM (both dates inclusive)	Wednesday, 26 February 2025 to Tuesday, 4 March 2025

Latest time for lodging proxy forms for the EGM	11:00 a.m. on Sunday, 2 March 2025

Record date for attendance and voting at the EGM	Tuesday, 4 March 2025

Expected date and time of the EGM to approve the proposed Share Consolidation and Rights Issue	11:00 a.m. on Tuesday, 4 March 2025

Announcement of the poll results of the EGM	Tuesday, 4 March 2025

Register of members of the Company re-opens	Wednesday, 5 March 2025

The following events are conditional on the fulfilment of the conditions relating to the implementation of the Share Consolidation and the Rights Issue and therefore the dates are tentative only:

Event	Date and Time

Effective date of the Share Consolidation	Thursday, 6 March 2025

Commencement of dealings in the Consolidated Shares	9:00 a.m. on Thursday, 6 March 2025

Original counter for trading in Shares in board lot of 2,000 Shares (in the form of existing share certificates) temporarily closes	9:00 a.m. on Thursday, 6 March 2025

Temporary counter for trading in the Consolidated Shares in board lot of 400 Consolidated Shares (in the form of existing share certificates) opens	9:00 a.m. on Thursday, 6 March 2025

First day of free exchange of existing share certificates for new share certificates for Consolidated Shares	Thursday, 6 March 2025

Last day of dealings in the Consolidated Shares on a cum-rights basis relating to the Rights Issue	Thursday, 6 March 2025

First day of dealings in the Consolidated Shares on an ex-rights basis relating to the Rights Issue	Friday, 7 March 2025

Latest time for the Shareholders to lodge transfer documents of Consolidated Shares in order to be qualified for the Rights Issue	4:30 p.m. on Monday, 10 March 2025

Closure of register of members to determine the entitlements to the Rights Issue (both dates inclusive)	Tuesday, 11 March 2025 to Monday, 17 March 2025

Record date for the Rights Issue	Monday, 17 March 2025

Register of members of the Company re-opens	Tuesday, 18 March 2025

Event	Date and Time

Expected despatch date of the Prospectus Documents (including the PAL and Prospectus), and in case of the Non-Qualifying Shareholders, the Prospectus only	Tuesday, 18 March 2025

Effective date of the change in board lot size from 2,000 Consolidated Shares each to 10,000 Consolidated Shares each	Thursday, 20 March 2025

First day of dealings in nil-paid Rights Shares in board lot of 10,000 Consolidated Shares	Thursday, 20 March 2025

Original counter for trading in the Consolidated Shares in board lot of 10,000 Consolidated Shares (in the form of new share certificates) reopens	9:00 a.m. on Thursday, 20 March 2025

Parallel trading in the Consolidated Shares (in the form of both existing share certificates and new share certificates) commences	9:00 a.m. on Thursday, 20 March 2025

Designated broker starts to stand in the market to provide matching services for odd lot of the Consolidated Shares	9:00 a.m. on Thursday, 20 March 2025

Latest time for splitting the PAL	4:30 p.m. on Monday, 24 March 2025

Last day of dealings in nil-paid Rights Shares in board lot of 10,000 Consolidated Shares	Thursday, 27 March 2025

Latest time for acceptance of and payment for the Rights Shares	4:00 p.m. on Tuesday, 1 April 2025

Announcement of the number of Unsubscribed Rights Shares subject to the Compensatory Arrangements	Wednesday, 9 April 2025

Commencement of placing of Unsubscribed Rights Shares by the Placing Agent	Thursday, 10 April 2025

Event	Date and Time

Designated broker ceases to provide matching services for odd lot of the Consolidated Shares	4:00 p.m. on Thursday, 10 April 2025

Temporary counter for trading in the Consolidated Shares in board lot of 400 Consolidated Shares (in the form of existing share certificates) closes	4:10 p.m. on Thursday, 10 April 2025

Parallel trading in the Consolidated Shares (represented by both existing share certificates and new share certificates) ends	4:10 p.m. on Thursday, 10 April 2025

Latest time for free exchange of existing share certificates for new share certificates	6:00 p.m. on Monday, 14 April 2025

Latest time of placing of the Unsubscribed Rights Shares by the Placing Agent	4:00 p.m. on Wednesday, 16 April 2025

Latest time for the Rights Issue and placing of Unsubscribed Rights Shares to become unconditional	4:00 p.m. on Thursday, 17 April 2025

Announcement of results of the Rights Issue to be published on the respective websites of the Stock Exchange and the Company	Monday, 28 April 2025

Despatch of share certificates for fully-paid Rights Shares and completion of Unsubscribed Rights Share Placing to take place	Tuesday, 29 April 2025

Despatch of refund cheques, if any, if the Rights Issue is terminated	Tuesday, 29 April 2025

Commencement of dealings in fully-paid Rights Shares	9:00 a.m. on Wednesday, 30 April 2025

Payment of Net Gain to relevant No Action Shareholders (if any) or Non-Qualifying Shareholders (if any)	Wednesday, 21 May 2025

All times and dates in this announcement refer to Hong Kong local times and dates. Dates or deadlines specified in the expected timetable above or in other parts of this announcement are indicative only and may be extended or varied by the Company. Any changes to the expected timetable will be published or notified to the Shareholders and the Stock Exchange as and when appropriate.

EFFECT OF BAD WEATHER OR EXTREME CONDITIONS ON THE LATEST TIME FOR ACCEPTANCE

The Latest Time for Acceptance will not take place at the time indicated above if there is a tropical cyclone warning signal number 8 or above, or “extreme conditions” caused by super typhoon as announced by the Government of Hong Kong, or a “black” rainstorm warning:

(i)	in force in Hong Kong at any local time before 12:00 noon but no longer in force after 12:00 noon on the day on which the Latest Time for Acceptance is initially scheduled to fall. Instead, the latest time for acceptance of and payment for the Rights Shares will be extended to 5:00 p.m. on the same Business Day; or

(ii)	in force in Hong Kong at any local time between 12:00 noon and 4:00 p.m. on the day on which the Latest Time for Acceptance is initially scheduled to fall. Instead, the latest time for acceptance of and payment for the Rights Shares will be rescheduled to 4:00 p.m. on the following Business Day which does not have either of those warnings in force in Hong Kong at any time between 9:00 a.m. and 4:00 p.m..

If the Latest Time for Acceptance does not take place on or before 4:00 p.m. on Tuesday, 1 April 2025, the dates mentioned herein may be affected. The Company will notify the Shareholders by way of announcement(s) on any change to the expected timetable of the Rights Issue as soon as practicable.

LISTING RULES IMPLICATIONS

Share Consolidation

The Share Consolidation is conditional upon, among other things, the approval by the Shareholders by way of poll at the EGM. To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, as none of the Shareholders or their associates would have any interest in the Share Consolidation, no Shareholder would be required to abstain from voting in favour of the resolution(s) relating to the Share Consolidation at the EGM.

Rights Issue

In accordance with Rule 7.19A(1) and Rule 7.27A(1) of the Listing Rules, as the Rights Issue will increase the total number of issued Shares of the Company by more than 50% within 12 months period immediately preceding the date of this announcement, the Rights Issue is conditional upon the minority Shareholders’ approval at the EGM, and any controlling shareholders and their associates, or where there are no controlling shareholders, the Directors (excluding the independent non-executive Directors) and the chief executive of the Company and their respective associates shall abstain from voting in favour of the resolution(s) in relation to the Rights Issue at the EGM.

As at the date of this announcement, the Company does not have any controlling shareholder. Mr. Chan Yick Yan Andross, an executive Director and the Chief Executive Officer of the Company, holds 4,894,000 Shares by himself and 93,716,887 Shares through CYY Holdings Limited, a company wholly owned by him, representing 8.40% of the total issued Shares; Mr. Lau Hing Tat Patrick, the chairman and an executive Director of the Company, holds 9,892,000 Shares by himself and 46,003,444 Shares through LSBJ Holdings Limited, a company wholly owned by him, representing 4.76% of the total issued Shares and Mr. Qiu Bin, an executive Director of the Company, holds 680,000 Shares by himself representing 0.06% of the total issued Shares. Therefore, Mr. Chan Yick Yan Andross, Mr. Lau Hing Tat Patrick and Mr. Qiu Bin and their respective associates shall abstain from voting in favour of the Rights Issue in accordance with Rule 7.27A(1) of the Listing Rules at the EGM. Apart from the above mentioned, no shareholders shall abstain from voting in favour of the Rights Issue in accordance with Rule 7.27A(1) of the Listing Rules.

The Rights Issue does not result in a theoretical dilution effect of 25% or more on its own. As such, the theoretical dilution impact of the Rights Issue is in compliance with Rule 7.27B of the Listing Rules.

As at the date of this announcement, the Company has no treasury shares.

GENERAL

An Independent Board Committee, comprising all independent non-executive Directors, will be established to advise the Independent Shareholders as to whether the terms of the Rights Issue are fair and reasonable, in the interests of the Company and the Independent Shareholders as a whole, and to advise the Independent Shareholders on how to vote, taking into account the recommendations of the Independent Financial Adviser.

Merdeka Corporate Finance Limited has been appointed to advise the Independent Board Committee and the Independent Shareholders as to whether the terms of the Rights Issue are fair and reasonable, in the interests of the Independent Shareholders as a whole, and to advise the Independent Shareholders on how to vote.

The EGM will be convened and held for the Independent Shareholders to consider and, if thought fit, approve the Share Consolidation, the increase in the authorised share capital of the Company, the Rights Issue and the transactions contemplated thereunder.

A circular including, among other things, (i) details of the Share Consolidation; (ii) details of the increase in authorised share capital; (iii) further information regarding the Rights Issue and the transactions contemplated thereunder; (iv) a letter of recommendations from the Independent Board Committee to the Independent Shareholders in respect of the Rights Issue; (v) a letter of advice from the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders in respect of the Rights Issue; (vi) other information required under the Listing Rules; and (vii) the notice of the EGM will be despatched to the Shareholders on or before Thursday, 9 January 2025 in compliance with the Listing Rules.

WARNING OF THE RISKS OF DEALINGS IN THE SHARES AND THE NIL-PAID RIGHTS SHARES

Shareholders and potential investors should note that the Share Consolidation is conditional upon satisfaction of the conditions as set out in the paragraphs headed “Conditions of the Share Consolidation” above. Accordingly, the Share Consolidation may or may not proceed.

The Rights Issue is subject to the fulfilment of conditions including, among other things, the Stock Exchange granting the listing of, and permission to deal in, the Rights Shares in their nil-paid and fully-paid forms. Please refer to the paragraph headed “Conditions of the Rights Issue” in this announcement. If the conditions to the Rights Issue are not fulfilled, the Rights Issue will not proceed.

Any Shareholder or other person dealing in the Shares and/or Rights Shares up to the date on which all the conditions of the Rights Issue are fulfilled will accordingly bear the risk that the Rights Issue may not proceed.

Subject to the fulfilment of conditions, the Rights Issue will proceed on a non- underwritten basis irrespective of the level of acceptance of provisionally allotted Rights Shares. Accordingly, if the Rights Issue is undersubscribed, the size of the Rights Issue will be reduced. Qualifying Shareholders who do not take up their assured entitlements in full and Non-Qualifying Shareholders, if any, should note that their shareholders in the Company may be diluted, the extent of which will depend in part on the size of the Rights Issue.

Shareholders and potential investors of the Company are advised to exercise caution when dealing in the Shares and/or the Rights Shares. Any Shareholders or other persons contemplating any dealings in the Shares and/or Rights Shares in nil-paid form are recommended to consult their professional advisers.

DEFINITIONS

Unless otherwise specified, the following terms have the following meanings in this announcement:

“2014 Share Option Scheme”	the share option scheme adopted by the Company on 3 June 2014, which terminated on 9 January 2023

“2023 Share Award Scheme”	the share award scheme adopted by the Company on 6 February 2023

“acting in concert”	has the same meaning ascribed thereto under the Takeovers Code

“ADS(s)” or “American Depositary Share(s)”	the securities that are listed on the NYSE American and traded under the symbol “GRFX”, each representing 20 Shares

“ADS Holder(s)	the person(s) in whose name the ADS is registered on the book of the Depositary for that purpose

“associate(s)”	has the same meaning ascribed thereto under the Listing Rules

“Board”	the board of Directors

“Business Day(s)”	a day on which licensed banks in Hong Kong are generally open for business, other than a Saturday or a Sunday or a day on which a black rainstorm warning or tropical cyclone warning signal number 8 or above is issued in Hong Kong at any time between 9:00 a.m. and 12:00 noon and is not cancelled at or before 12:00 noon

“CCASS”	the Central Clearing and Settlement System established and operated by HKSCC

“Change in Board Lot Size”	the change in board lot size of the Shares for trading on the Stock Exchange from 2,000 Shares to 10,000 Consolidated Shares

“Company”	Graphex Group Limited, a company incorporated in the Cayman Islands with limited liability, the shares of which are listed on the Main Board (Stock Code: 6128)

“Compensatory Arrangements”	the arrangement involving the placing of the Unsubscribed Rights Shares, if any, by the Placing Agent on a best effort basis pursuant to the Placing Agreement in accordance with Rule 7.21(1)(b) of the Listing Rules

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“Consolidated Share(s)”	ordinary shares of HK$0.05 each in the share capital of the Company after the Share Consolidation becoming effective

“Deposit Agreement”	the Deposit Agreement dated 18 September 2020 entered into between the Company and the Depositary relating to the deposit of Shares for the creation of ADSs representing the Shares

“Depositary”	The Bank of New York Mellon

“Director(s)”	the director(s) of the Company

“EGM”	the extraordinary general meeting of the Company to be convened to consider and, if thought fit, approve, among other things, the proposed Share Consolidation and the proposed Rights Issue

“Group”	the Company and its subsidiaries

“HK$” or “HKD”	Hong Kong dollar(s), the lawful currency of Hong Kong

“HKSCC”	Hong Kong Securities Clearing Company Limited

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Independent Board Committee”	the independent board committee of the Board, comprising all the independent non-executive Directors, to be formed for the purpose of giving a recommendation to Independent Shareholders of the Rights Issue

“Independent Financial Adviser”	Merdeka Corporate Finance Limited, a licensed corporation to carry out Type 6 (advising on corporate finance) regulated activity under the SFO, being the independent financial adviser to advise the Independent Board Committee and Independent Shareholders in relation to the Rights Issue and the transactions contemplated thereunder

“Independent Shareholder(s)”	any Shareholder(s) and their associates and who are not required to abstain from voting at the EGM under the Listing Rules

“Independent Third Party(ies)”	third party(ies) independent of and not connected with the Company and any of its connected persons

“Last Trading Day”	Tuesday, 3 December 2024, being the last trading day of the Shares on the Stock Exchange before the release of this announcement

“Latest Lodging Time”	4:30 p.m. on Monday, 10 March 2025 or such other date as the Company may agree, being the latest time for the Shareholders to lodge transfer of Shares in order to be qualified for the Rights Issue

“Latest Time for Acceptance”	4:00 p.m. on Tuesday, 1 April 2025 as the latest time and date for acceptance of, and payment for, the Rights Shares

“Latest Time for Termination”	4:00 p.m. on Thursday, 17 April 2025 or such other time or date as the Placing Agent may agree in writing with the Company, being the latest time for termination of the Placing Agreement

“Listing Committee”	has the meaning as defined in the Listing Rules

“Net Gain”	any premiums paid by the Placees over the Subscription Price for the Unsubscribed Rights Shares and the NQS Rights Shares placed by the Placing Agents under the Compensatory Arrangements

“No Action Shareholders”	those Qualifying Shareholders who do not subscribe for the Right Shares (whether partially or fully) under the PALs or their renounces, or such persons who hold any nil-paid rights at the time such nil-paid rights are lapsed

“Non-Qualifying Shareholder(s)”	the Overseas Shareholder(s) whom the Directors, after making enquiries with the legal advisers in the relevant jurisdictions, consider it necessary or expedient not to offer the Rights Issue to such Overseas Shareholder(s) on account either of legal restrictions under the laws of the relevant place or the requirements of the relevant regulatory body or stock exchange in that place

“NQS Rights Shares”	the Rights Share(s) which would otherwise have been provisionally allotted to the Non-Qualifying Shareholders in nil-paid form that has/have not been sold by the Company

“NYSE”	the New York Stock Exchange

“NYSE American”	the New York Stock Exchange American

“Outstanding Convertible Notes”	the outstanding convertible notes issued under the subscription agreement dated 19 January 2021 entered between the Company and Lexinter International Inc.

“Outstanding Share Options”	the outstanding share options granted under the 2014 Share Option Scheme

“Overseas Shareholder(s)”	the Shareholder(s) whose name(s) appear(s) on the register of members of the Company at the close of business on the Record Date and whose registered address(es) as shown on such register at that time is (are) in (a) place(s) outside Hong Kong

“PAL(s)”	the provisional allotment letter(s) to be issued to the Qualifying Shareholders in connection with the Rights Issue

“Placee(s)”	professional,institutional, corporate or other investor(s), procured by the Placing Agent and/or its sub-placing agent(s) to subscribe for any of the Unsubscribed Rights Shares pursuant to the Placing Agreement

“Placing”	the placing of a maximum of 704,284,056 Unsubscribed Rights Shares on a best effort basis by the Placing Agent to the Placees on the terms and conditions of the Placing Agreement

“Placing Agent”	Cheong Lee Securities Limited, a licensed corporation carrying out type 1 (dealing in securities) type 2 (dealing in futures contracts), type 4 (advising on securities) and type 5 (advising on future contracts) regulated activities under the SFO, being the placing agent appointed by the Company pursuant to the Placing Agreement

“Placing Agreement”	the placing agreement dated Tuesday, 3 December 2024 entered into between the Company and the Placing Agent in relation to the Placing

“Placing Shares”	all the Unsubscribed Rights Shares and the NQS Rights Shares

“PRC”	the People’s Republic of China

“Preference Share(s)”	the non-voting and non-convertible preference shares of HK$0.01 each in the share capital of the Company, whether issued or unissued

“Prospectus”	the prospectus to be despatched to the Shareholders containing details of the Rights Issue

“Prospectus Documents”	the Prospectus and the PAL

“Prospectus Posting Date”	Tuesday, 18 March 2025 or such other date as may be agreed in writing between the Placing Agent and the Company, being the date of despatch of the Prospectus Documents

“Qualifying Shareholder(s)”	Shareholder(s), whose name(s) appear(s) on the register of members of the Company as at the close of business on the Record Date, other than the Non-Qualifying Shareholder(s)

“Record Date”	Monday, 17 March 2025 or such other date as may be agreed between the Company and the Placing Agent in writing, being the date by reference to which entitlements of the Shareholders to participate in the Rights Issue will be determined

“Registrar”	the Hong Kong branch share registrar and transfer office of the Company, Tricor Investor Services Limited, the address of which is at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong

“Rights Issue”	the proposed issue of the Rights Shares on the basis of three Rights Shares for every one Consolidated Share held by the Qualifying Shareholders on the Record Date at the Subscription Price on the terms and subject to the conditions set out in the Prospectus Documents

“Rights Share(s)”	Shares to be issued and allotted under the proposed Rights Issue on the basis of three Rights Shares for every one Consolidated Share in issue on the Record Date, being 704,284,056 Shares based on the Company’s issued share capital as at the date of this announcement

“SFC”	the Securities and Futures Commission of Hong Kong

“SFO”	the Securities and Futures Ordinance (Cap 571 of the laws of Hong Kong)

“Share(s)”	ordinary share(s) of HK$0.01 each in the share capital of the Company prior to the Share Consolidation having become effective

“Share Consolidation”	the consolidation of every five (5) issued and unissued Shares of HK$0.01 each into one (1) Consolidated Share of HK$0.05

“Share Option(s)”	the share options to subscribe for Shares granted under the 2014 Share Option Scheme

“Shareholder(s)”	holder(s) of issued Share(s)

“Stock Exchange”	the Stock Exchange of Hong Kong Limited
“Subscription Price”	HK$0.170 per Rights Share
“Takeovers Code”	the Hong Kong Code on Takeovers and Mergers
“U.S.” or “United States”	the United States of America
“Unsubscribed Rights Shares”	Rights Shares that are not subscribed by the Qualifying Shareholders

“%”	per cent

By order of the Board of
Graphex Group Limited
Lau Hing Tat Patrick
Chairman

Hong Kong, 3 December 2024

As at the date of this announcement, the executive Directors are Mr. Lau Hing Tat Patrick, Mr. Chan Yick Yan Andross and Mr. Qiu Bin; the non-executive Director is Mr. Ma Lida; and the independent non-executive Directors are Ms. Tam Ip Fong Sin, Mr. Wang Yuncai, Mr. Liu Kwong Sang and Mr. Tang Zhaodong.

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